April 26, 2019

Yaniv Sarig
President and Chief Executive Officer
Mohawk Group Holdings, Inc.
37 East 18th Street, 7th Floor
New York, NY 10003

       Re: Mohawk Group Holdings, Inc.
           Amendment No. 3 to Draft Registration Statement on Form S-1 Submitted April 17, 2019
           CIK No. 0001757715

Dear Mr. Sarig:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement on Form S-1

The Offering, page 13

1. We note that you are excluding from the number of shares outstanding before and after the offering 9,385,838 shares of restricted common stock that were issued on March 20, 2019 pursuant to your 2019 Equity Plan. We also note your disclosure on page
80
       that "[a]wards granted under the 2019 Equity Plan and not previously forfeited upon termination of service carry dividend and voting rights applicable to our common stock generally, irrespective of any vesting requirement." Given that the restricted shares currently have voting and dividend rights, please explain why you are excluding these shares. In this regard, you disclose on page 123 that "[w]e have based percentage ownership of our common stock before this offering on 54,369,491 shares of our common
 Yaniv Sarig
Mohawk Group Holdings, Inc.
April 26, 2019
Page 2
         stock outstanding as of March 20, 2019." This number appears to include the restricted shares.
Security Ownership of Certain Beneficial Owners and Management, page 123

2. Please clarify in the footnotes to the beneficial ownership table that the restricted shares granted under the 2019 Equity Plan have voting rights irrespective of any vesting requirement.
16. Subsequent Events
2019 Equity Plan and Former Transaction Bonus Plan, page F-30

3. We note, pursuant to the 2019 Equity Plan, you issued 9,385,838 shares of restricted common stock to the former holders of Participation Units. Please explain to us how you are accounting for this issuance and refer us to the specific accounting literature that is the basis for your accounting.
4. Please provide a forward looking discussion in MD&A of the anticipated impact of the
         2019 Equity Plan on your future results of operations.
       You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365, or
Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Greg
Dundas, Staff Attorney, at (202) 551-3436 or Kathleen Krebs, Special Counsel, at (202) 551-
3350 with any other questions.



FirstName LastNameYaniv Sarig                                    Sincerely,
Comapany NameMohawk Group Holdings, Inc.
                                                                 Division of
Corporation Finance
April 26, 2019 Page 2                                            Office of
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FirstName LastName